EXHIBIT 99.51

June 30, 2011	TSX: PVG

PRETIVM ANNOUNCES EXERCISE OF UNDERWRITERS' OPTION ON PREVIOUSLY ANNOUNCED BOUGHT PRIVATE PLACEMENT OF FLOW-THROUGH SHARES

NOT FOR DISTRIBUTION IN THE UNITED STATES OR
OVER U.S. NEWSWIRE SERVICES

Pretium Resources Inc. ("Pretivm" or the "Company") is pleased to announce that the syndicate of underwriters, led by CIBC and including BMO Capital Markets and GMP Securities L.P., have exercised the option to purchase an additional 460,000 Flow-Through Shares pursuant to its previously announced bought deal financing. Pretivm has agreed to issue by way of private placement a total of 1,390,000 flow-through common shares ("Flow-Through Shares") of Pretivm at a price of $10.85 per Flow-Through Share for aggregate gross proceeds of $15,081,500 (the "Offering"). The Offering is scheduled to close on or about July 15, 2011, subject to regulatory approvals.

The gross proceeds of the Offering will be used to accelerate exploration at Brucejack, so that a feasibility study on the high-grade opportunity at Brucejack can commence on completion of this year's exploration program. The gross proceeds of the Offering will be used during the 2011 exploration program to incur eligible Canadian Exploration Expenses ("CEE") that will qualify as "flow through mining expenditures", as defined in subsection 127(9) of the Income Tax Act (Canada), and "BC flow-through mining expenditures", as defined in the Income Tax Act (British Columbia), (the "Qualifying Expenditures"), which will be renounced to the subscribers with an effective date no later than December 31, 2011. In the event the Company is unable to renounce Qualifying Expenditures effective on or prior to December 31, 2011 to the initial purchasers of Flow-Through Shares in an aggregate amount not less than the gross proceeds raised from the issue of the Flow-Through Shares or such expenditures are reduced by the Canada Revenue Agency, the Company will indemnify each Flow-Through Share subscriber for the additional taxes payable by such subscriber as a result of the Company's failure to renounce the Qualifying Expenditures as agreed.

The Flow-Through Shares will be offered to accredited investors in all Provinces of Canada pursuant to applicable securities laws. Subscribers under the Offering will not be permitted to trade the Flow-Through Shares for a period of four months plus one day from the closing of the offering.

The Flow-Through Shares offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act.

About Pretivm

Pretivm is creating value through gold at its advanced-staged exploration projects Brucejack and Snowfield, located in northern British Columbia. Pretivm is advancing the high-grade, underground gold opportunity at Brucejack and the open pit opportunities at both Brucejack and Snowfield.  The combined bulk tonnage resource at Brucejack and Snowfield, one of the largest in North America, comprises over 34 million ounces of measured and indicated gold resources and 22 million ounces of inferred gold resources; and 192 million ounces of measured and indicated silver resources and 202 million ounces of inferred silver resources.

Details on the mineral resources at Pretivm's Brucejack and Snowfield projects are available at www.pretivm.com.

Forward Looking Statement

This Press Release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information may include, but is not limited to, information with respect to our plans, costs and timing for future exploration (including updated resource estimates) and development activities, results of future exploration, timing and receipt of approvals, consents and permits under applicable legislation, production and developments in our operations in future periods and adequacy of financial resources. Wherever possible, words such as "plans", "expects" or "does not expect", "budget", "scheduled", "estimates", "forecasts", "anticipate" or "does not anticipate", "believe", "intend" and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, have been used to identify forward-looking information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's final short-form prospectus dated April 4, 2011 filed on SEDAR at www.sedar.com.

Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

The TSX has neither approved nor disapproved of the information contained herein.

For Further Information Please Contact:

Pretium Resources Inc.
Robert Quartermain
President and Chief Executive Officer
(604) 558-1784

Pretium Resources Inc.
Michelle Romero
Investor Relations Director
(604) 558-1784
invest@pretivm.com
www.pretivm.com